Exhibit C-12

Department of Finance Canada   Ministère des Finances Canada

UPDATE OF ECONOMIC AND FISCAL PROJECTIONS

NOVEMBER 8, 2011

NEXT PHASE OF CANADA'S ECONOMIC ACTION PLAN

Canada

©Her Majesty the Queen in Right of Canada (2011)

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Cat. No.: F1-37/2011E-PDF

TABLE OF CONTENTS

Highlights	5
1. Supporting Jobs and Growth	6
Actions to Support Jobs and Growth	8
Renewal of the Inflation-Targeting Framework	13
Preserving Canada’s Fiscal Advantage	13
2. Economic Developments and Prospects	17
Introduction	17
Global Economic Developments and Outlook	17
Financial Market Developments	23
Commodity Prices	25
Recent Canadian Economic Developments	26
Canadian Economic Outlook	32
Risk Assessment and Planning Assumptions	35
3. Fiscal Outlook	37
Changes in the Fiscal Outlook Since the 2011 Budget	37
Summary Statement of Transactions	41
Outlook for Budgetary Revenues	42
Outlook for Program Expenses	45
Risks to the Fiscal Projections	48
Sensitivity of the Budgetary Balance to Economic Shocks	48

HIGHLIGHTS

✓

Canada weathered the global recession better than most other industrialized countries and is the only Group of Seven (G-7) country to have more than recovered both all of the output and all of the jobs lost during the recession.

✓	But, the global economy has slowed recently, and uncertainty surrounding the short-term outlook has risen considerably. Canada is not immune to these international developments.

✓

As a result, private sector economists have revised down their outlook for Canadian economic growth since the 2011 budget, particularly for 2011 and 2012. Real gross domestic product (GDP) is now expected to grow by 2.2 per cent in 2011 and 2.1 per cent in 2012.

✓

The deterioration of the global economic situation has also begun to be felt in Canadian employment, which remains almost unchanged since July 2011. However, almost 600,000 more Canadians are working today than when the recession ended, and the unemployment rate has declined to 7.3 per cent, down significantly from a peak of 8.7 per cent during the recession.

✓	There is considerable uncertainty surrounding the economic outlook, and the key near-term risk is the sovereign debt and banking crisis in Europe.

✓

In light of this uncertain global economic backdrop, the Government has increased the adjustment for risk in the near term, which is applied for planning purposes to the average private sector forecast for nominal GDP.

✓	The Government will continue to implement the Next Phase of Canada’s Economic Action Plan to support jobs and growth.

✓

Building on the Next Phase of Canada’s Economic Action Plan, the Government announces in this Update that it will reduce the maximum potential increase in Employment Insurance (EI) premium rates in 2012 from 10 cents to 5 cents and temporarily extend the enhancement to the Work-Sharing Program.

✓

The Government will continue to monitor closely the global and Canadian economic situation. If the economy weakens significantly, the Government is prepared to respond, as necessary, in a flexible and measured manner to support Canadian jobs and growth.

✓

At the same time, the Government is following through on its deficit reduction action plan in order to achieve at least $4 billion in ongoing annual savings by 2014—15. These savings will support the Government’s commitment to return to budgetary balance over the medium term.

✓	The fiscal projections outlined in this Update show that the Government remains on track to eliminate the federal deficit over the medium term.

✓

Going forward, the Government will maintain its focus on the Next Phase of Canada’s Economic Action Plan to improve the well-being of Canadians over the long term by securing the recovery, eliminating the deficit, and investing in the drivers of long-term economic growth.

1. SUPPORTING JOBS AND GROWTH

The Canadian economy recovered from the global recession better than most other industrialized countries, reflecting the extraordinary measures in Canada’s Economic Action Plan and Canada’s strong economic and financial fundamentals. Canada is the only G-7 economy to have more than recovered both all of the output and all of the jobs lost during the recession. Moreover, among G-7 countries, Canada has posted the strongest growth in employment by far during the recovery (Chart 1.1).

However, the global recovery has slowed recently, particularly in advanced economies, reflecting the waning effects of extraordinary fiscal stimulus measures, transitory factors such as the earthquake and tsunami in Japan, and a lack of confidence in the efforts of certain European governments to put their public finances on a sustainable path. Reflecting slower-than-anticipated global growth during the first half of this year, the International Monetary Fund (IMF) recently downgraded its outlook for growth in the advanced economies to just 1.6 per cent in 2011 and 1.9 per cent in 2012, nearly a percentage point slower in both years than projected in April (Chart 1.2).

Although Canada’s domestic economy is performing much better than in other advanced countries, Canada is not immune to the impact of these external developments. Indeed, private sector economists have revised down their outlook for real GDP growth in Canada since the 2011 budget, particularly for 2011 and 2012. Real GDP is now expected to grow by 2.2 per cent in 2011 and 2.1 per cent in 2012, down from expectations of 2.9 per cent and 2.8 per cent, respectively, in the budget. As a result, the projected level of nominal GDP, the broadest single measure of the tax base, is now significantly lower than the planning assumption presented in the budget. Weakness outside our borders has also been reflected in Canadian employment, which declined in October after a strong gain in the previous month, leaving the level of employment almost unchanged from its level in mid-2011.

On October 25, 2011, the Minister of Finance met with the private sector economists to discuss the economic outlook in the September 2011 survey, as well as the risks surrounding the outlook. At that time, the economists agreed that the average forecast from the September survey was a reasonable basis for fiscal planning.

The economists highlighted both upside and downside risks to the outlook, which are largely external to the Canadian economy. The key near-term risk to the outlook identified by the economists is the European sovereign debt and banking crisis. On the upside, if the package of measures set out on October 26 by European authorities to address the crisis is effective in restoring financial market stability and confidence, then growth could be stronger than projected. On the downside, ongoing uncertainty stemming from this crisis could lead to broader contagion within Europe and, ultimately, to global credit markets. In addition, the possibility of a further slowdown in the U.S. economy over the near term, and concerns over U.S. fiscal sustainability over the medium term, could also have negative implications for the Canadian economy.

In light of these risks, the Government has judged it prudent to add a downward adjustment for risk to the nominal GDP forecast used for fiscal planning purposes and to increase this adjustment for risk in the near term, when the risks are most acute.

Actions to Support Jobs and Growth

Recognizing the fragility of the global economic situation, the Government took a number of actions to secure the Canadian recovery in Budget 2011. These targeted and temporary measures to help Canadian workers and businesses include:

•

Providing assistance to Canada’s manufacturing and processing sector by extending the temporary accelerated capital cost allowance rate for investment in machinery and equipment for two additional years.

•	Providing a temporary Hiring Credit for Small Business of up to $1,000 against a small firm’s increase in its 2011 EI premiums over those paid in 2010 to encourage hiring.

•	Renewing the Best 14 Weeks and Working While on Claim EI pilot projects for one year to provide additional support to EI claimants.

•	Extending the Targeted Initiative for Older Workers to support training and employment programs for older workers.

•	Enhancing the Wage Earner Protection Program to cover more workers affected by employer bankruptcy or receivership.

•	Extending the Mineral Exploration Tax Credit for flow-through share investors for an additional year.

•	Extending work-sharing agreements by up to 16 weeks so that companies can avoid layoffs by offering EI benefits to workers willing to work a reduced work week while their company recovers.

In addition, under the Next Phase of Canada’s Economic Action Plan, the Government introduced a number of measures to support the key drivers of long-term economic growth, including:

•	Legislating a permanent annual investment in the Gas Tax Fund to provide predictable, long-term funding for municipal infrastructure.

•

Providing funding through the Industrial Research Assistance Program to help small and medium-sized businesses accelerate their adoption of key information and communications technologies through collaborative projects with colleges.

•	Investing in the creation of 10 new Canada Excellence Research Chairs and supporting joint college-university commercialization projects through the Idea to Innovation Program.

•	Enhancing and expanding eligibility for Canada Student Loans and Grants for part-time and full-time post-secondary students.

•

Advancing public-private partnerships (P3s) to produce value for taxpayers in the delivery of public infrastructure, including by ensuring that P3 proposals are developed for federal procurement projects where there is P3 potential. Through the P3 Fund, PPP Canada Inc. is supporting projects such as the extension of the Chief Peguis Trail in Winnipeg, Manitoba, to alleviate traffic congestion, and the construction and long-term operation of new water and wastewater facilities in Kananaskis Country, Alberta.

•

Investing in a cleaner energy economy by providing renewed funding of almost $100 million over two years for research, development and demonstrations in the areas of clean energy and energy efficiency.

By rebuilding the fleets of the Royal Canadian Navy and the Canadian Coast Guard, the Government will also create long-term jobs and generate significant economic benefits in shipbuilding and related industries across Canada. This will involve skilled work in a variety of sectors, such as steel manufacturing, information technology, and defence systems development and integration. Canadian enterprises and workers across the country will benefit through the construction of large and small vessels, as well as work related to repairing and refitting.

Federal support for provincial, territorial and municipal infrastructure has increased significantly in recent years as a result of investments under the $33-billion Building Canada plan and infrastructure stimulus measures under the Economic Action Plan. The Government also extended the deadline for infrastructure projects under four Economic Action Plan infrastructure funds to allow sufficient time for the completion of remaining projects, and to extend construction activity and the associated economic benefits into the 2011–12 fiscal year.

Despite the winding down of the Economic Action Plan, the Government continues to make substantial investments in infrastructure across Canada. These investments are maintaining and creating jobs, modernizing a broad range of public infrastructure and laying the foundation for long-term economic growth. The Building Canada plan, including contributions from provinces and territories, is expected to result in infrastructure investments of more than $26 billion over the next three years, leading to significant job opportunities. Going forward, the Government will work with provinces and territories, the Federation of Canadian Municipalities and other stakeholders to develop a long-term plan for public infrastructure that extends beyond the expiry of the Building Canada plan.

In 2007, Parliament passed a bold tax reduction plan, helping to brand Canada as a low business tax jurisdiction for investment. The final stage of this incremental reduction in the corporate income tax rate will come into force on January 1, 2012, when the federal general corporate income tax rate will be reduced by 1.5 percentage points to 15 per cent (Chart 1.3). The Government has also encouraged the provinces and territories to collaborate in supporting business investment, job creation and growth in all sectors of the Canadian economy by establishing the goal of a 25-per-cent combined federal-provincial corporate income tax rate. With British Columbia, Ontario and New Brunswick having reduced or committed to reduce their rates to 10 per cent, and with Alberta already at 10 per cent, most of the corporate income in Canada will be taxed at 25 per cent when the final stage of Ontario’s reduction takes effect on July 1, 2013.

Broad-based tax reductions play a well-recognized role in improving productivity and economic growth rates. As a result of federal and provincial business tax changes, Canada now has an overall tax rate on new business investment that is substantially lower than that in any other G-7 country, and below the average of the member countries of the Organisation for Economic Co-operation and Development (OECD) (Chart 1.4).

This Update of Economic and Fiscal Projections builds on the Next Phase of Canada’s Economic Action Plan to support jobs and growth by limiting the maximum potential EI premium rate increase in 2012 and temporarily extending the enhancement to the Work-Sharing Program.

Limiting the Maximum Potential EI Premium Rate Increase

To further help Canadian workers and employers overcome challenges posed by the fragility of global economic growth, the Government will reduce the maximum potential increase in EI premiums for 2012 from 10 cents to 5 cents per $100 of insurable earnings, maintaining the same maximum potential increase as in 2011. Canada-wide, this measure will leave over $600 million in the hands of Canadian workers and businesses in 2012. The Government is currently consulting on how to further improve the EI rate-setting mechanism to ensure more stable and predictable rates going forward and will report on these consultations in the coming months.

Temporary Extension of Enhancement to the Work-Sharing Program

The Work-Sharing Program has helped stabilize Canada’s job market by providing support to thousands of employees, allowing them to continue working a reduced work week while they receive EI benefits for the days they do not work. It has allowed businesses to keep their skilled workers engaged while restructuring. Over the last three years, more than 290,000 workers have participated in work-sharing agreements. Budget 2011 made available a temporary extension of up to 16 weeks for active or recently terminated agreements. Currently, 15,000 participants continue to benefit from the Work-Sharing Program. In order to support a continued recovery for Canadian businesses and workers, the Government will provide an additional extension of up to 16 weeks for active, recently terminated or new work-sharing agreements until October 2012.

Infrastructure to Support Trade

The Government plans to modernize and expand capacity at priority border facilities across Canada. The Canadian and U.S. economies are closely integrated with about $1.6 billion of goods and services crossing the Canada-U.S. border each day, most by rail or road. Investment in modern infrastructure at key land ports will ensure that our border crossings have the capacity to support the volume of commercial and passenger traffic resulting from economic growth and job creation. The improved border infrastructure will help communities in central and western Canada. Further, these investments will benefit all Canadians, particularly those whose jobs depend on trade and those who cross the border on a regular basis.

Maintaining and Improving Federal Infrastructure

Recognizing that state-of-the-art infrastructure moves people, goods and services to markets and improves business competitiveness, allowing the economy to grow and support job creation, the Government is also making a number of important investments in maintaining and improving federal infrastructure.

The Government is carrying out capital investments to maintain and improve the safety of federal infrastructure. These assets include interprovincial bridges, such as the Macdonald-Cartier and Alexandra Bridges located in the National Capital Region, the Des Allumettes and Des Joachims Bridges connecting communities in Ontario and Quebec, and the J.C. Van Horne Bridge connecting communities in New Brunswick and Quebec; 835 kilometres of the Alaska Highway in British Columbia; the St. Andrews Lock and Dam in Manitoba; and the Kingston Dry Dock and Marine Museum in Ontario. These investments will create jobs in affected communities and ensure the assets continue to provide valuable services to the communities in which they are located.

The Government is also funding repairs and major maintenance to federal bridges in Greater Montréal, including the Champlain Bridge, to ensure that these key transportation assets continue to serve the needs of commuters while meeting the highest safety standards.

Renewal of the Inflation-Targeting Framework

The experience of the 2008–2009 global economic and financial crisis underscored the value of Canada’s flexible inflation-targeting framework, which, together with prudent fiscal policy and a sound domestic financial system, helped ensure that Canada has been one of the strongest performing advanced economies during and following the global crisis. In light of these demonstrated benefits, the Government and the Bank of Canada have agreed to renew the inflation-targeting framework for the ensuing five years.

Preserving Canada’s Fiscal Advantage

In light of the heightened risk to the short-term economic outlook, the Government has increased the adjustment for risk that is included in the fiscal forecast for planning purposes (Table 1.1). As a result, revenue projections are reduced by $3.0 billion in 2011–12, $4.5 billion in 2012–13, $3.0 billion in 2013–14, $1.5 billion in 2014–15, $1.5 billion in 2015–16 and $1.5 billion in 2016–17.

Table 1.1

Increased Adjustment for Risk

	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17
		(billions of dollars)
Budget 2011	-1.5	-1.5	-1.5	-1.5	-1.5	n/a
Update of Economic and Fiscal Projections	-3.0	-4.5	-3.0	-1.5	-1.5	-1.5

The fiscal projections set out in this Update show that the Government remains on track to eliminate the deficit over the medium term, while retaining the flexibility to respond, as necessary, to new economic developments with measured actions that will support jobs and growth (Chart 1.5).

To maintain Canada’s solid fiscal position, in Budget 2011, the Government announced its deficit reduction action plan, which will review direct program spending in order to achieve at least $4 billion in ongoing annual savings by 2014–15. This review will place particular emphasis on generating savings from operating expenses and improving productivity, while also examining the relevance and effectiveness of programs. Savings proposals are currently being assessed by a specially constituted committee of Treasury Board and the Government will report on the results of this review in Budget 2012. These savings will support a return to balanced budgets by 2015–16 (Table 1.2). The budgetary savings associated with the deficit reduction action plan will be reflected in the fiscal projections once these actions are determined and implemented in Budget 2012.

Table 1.2

Projected Budgetary Balance—

On Track to Return to Balanced Budgets

		Projection
	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17
			(billions of dollars)

2011 Update—budgetary balance	-33.4	-31.0	-27.4	-17.0	-7.5	-3.4	0.5

Deficit reduction action plan savings target			1.0	2.0	4.0	4.0	4.0
Budgetary balance including savings targeted by the deficit reduction action plan	-33.4	-31.0	-26.4	-15.0	-3.5	0.6	4.5

Bringing the budget back to balance over the medium term will ensure that the federal debt, measured in relation to the size of the economy, resumes its downward track by 2013–14 (Chart 1.6). Canada’s federal debt in relation to the economy is expected to decline to 30.3 per cent of GDP by 2016–17. This will help to ensure that Canada meets its G-20 targets to halve deficits by 2013 and stabilize or reduce total government debt-to-GDP ratios by 2016, agreed to by G-20 leaders at their summit in Toronto in June 2010, well ahead of schedule.

The commitment to return to budgetary balance over the medium term, first announced in the 2009 Update of Economic and Fiscal Projections, results from the Government’s fundamental belief that the private sector is the engine of growth and wealth creation. The role of government is to provide the infrastructure, programs and services for a prosperous economy and society at levels of taxation that are minimal and sustainable for the long term.

In meeting its commitment to return to budgetary balance, the Government will not raise taxes or cut transfers to persons, including those for seniors, children and the unemployed, or transfers to other levels of government in support of health care and social services, equalization, and the gas tax transfer to municipalities.

Going forward, the Government will maintain its focus on the priorities set out in the Next Phase of Canada’s Economic Action Plan by supporting job creation; supporting families and communities; investing in innovation, education and training; and preserving Canada’s fiscal advantage. Productive and sustainable investments in these key areas will continue to help lay the foundation for long-term economic growth and prosperity for all Canadians.

2. ECONOMIC DEVELOPMENTS AND PROSPECTS1

Introduction

Canada weathered the global recession better than most other industrialized countries and is the only G-7 country to have more than recovered both all of the output and all of the jobs lost during the recession.

This strength reflects the significant policy stimulus put in place at the onset of the recession, along with Canada’s solid economic and financial fundamentals, which have sustained domestic demand in a fragile global economic environment.

However, the global economic situation and outlook have deteriorated recently, and uncertainty over the outlook has risen, largely reflecting the negative impacts of the sovereign debt and banking crisis in Europe and concerns over the sustainability of the U.S. fiscal situation. This uncertainty has shaken consumer and business confidence and resulted in sharp declines in equity values worldwide. As a result of this deterioration in the global economic situation and outlook, private sector economists have reduced their outlook for Canadian economic growth since Budget 2011, in particular for 2011 and 2012.

This chapter reviews the major global and Canadian economic developments since Budget 2011, describes the private sector economic forecast that forms the basis for the fiscal projections, and discusses the risks and uncertainties surrounding this economic forecast.

Global Economic Developments and Outlook

Following stronger-than-expected growth in late 2009 and early 2010, the pace of the global recovery slowed in the first half of 2011, and is expected to remain modest going forward. Growth decelerated, particularly in advanced economies, reflecting the waning effects of extraordinary fiscal stimulus measures and transitory factors such as the earthquake and tsunami in Japan, but also a lack of confidence in the efforts of some governments to put public finances on a sustainable path. As a result, growth in all G-7 economies slowed to around 1 per cent or lower in the second quarter of 2011.

Part of the slowdown in advanced economies was expected, reflecting the planned unwinding of extraordinary government stimulus measures put in place during the recession. These temporary measures were, for the most part, introduced during 2009 and 2010 and resulted in a sharp increase in government spending that supported growth at a time when private sector demand was weak. However, these measures are now being unwound, and, unlike in Canada, private demand in many countries has yet to fully take up the slack. Consumers in many countries remain constrained by high personal debt loads and weak confidence, while the private sector is hesitant to invest and hire. As a result, most advanced economies have yet to recover all the losses in private demand suffered during the recession (Chart 2.1).

[1]	All growth rates in this chapter are at annual rates, unless otherwise indicated.

Weak underlying growth in advanced economies was exacerbated in the second quarter of this year by several transitory factors, including disruptions resulting from the earthquake and tsunami disasters in Japan and political unrest in the Middle East and North Africa region and the related surge in oil prices. In addition, second-quarter growth in the U.S. was affected by poor weather.

A key factor restraining global growth more recently has been the negative impacts on confidence and equity values of growing uncertainty over the ability of some countries to put their public finances on a sustainable path.

In the U.S., the protracted political debate over the federal debt ceiling and the subsequent downgrade of the country’s debt by Standard & Poor’s have shaken public and business confidence in the ability of the U.S. government to effectively manage its fiscal situation, notwithstanding the last-minute resolution of the debt ceiling impasse. This uncertainty has exacerbated the underlying difficulties in the U.S. economy, due to ongoing consumer deleveraging and continued weakness in the housing market.

In Europe, the impact of the sovereign debt and banking crisis worsened in late summer and into the fall of 2011, as markets became increasingly sceptical of the ability of governments to deal with the excessive levels of public debt in a number of Euro zone countries. As a result, borrowing costs for some of these economies rose significantly, with yields on 2-year government bonds for Greece and Portugal at or near record highs by early November (Chart 2.2).

These strains have continued, despite the October 26 announcement by European authorities of a set of policy measures aimed at containing the sovereign debt and banking crisis, including greater capital requirements for European banks, an increase in the European Financial Stability Facility to up to one trillion euros, and an agreement that private creditors of Greek sovereign debt would accept a 50 per cent discount on their claims. While global equity markets initially responded positively, financial markets remain volatile and interest rates remain elevated for certain European nations. The measures announced on October 26 are only a first step by authorities in resolving the sovereign debt and banking crisis. Meeting at a time of considerable uncertainty with respect to developments within the Euro zone, G-20 leaders at the Cannes G-20 Summit on November 3-4, 2011 welcomed the Euro zone’s plan and urged that it be rapidly elaborated and implemented.

The effects of this heightened level of uncertainty in Europe and the U.S. are reflected in economic data. In Europe, recent economic indicators, in particular indexes of manufacturing and service activity, suggest that the Euro zone may already be in recession.

In the U.S., revised national accounts data now show that economic activity over the past three years was weaker than previously reported, with the U.S. recession deeper and the recovery slower than previously estimated. Indeed, the level of U.S. real GDP at the end of the second quarter of 2011 was still below its pre-recession peak (-0.4 per cent), in contrast to Canada which has more than recovered all of the output lost during the recession. Along with other major economies, data for the first half of 2011 show that the U.S. economy entered a soft patch, with first-quarter real GDP growth at a mere 0.4 per cent and second-quarter growth at a modest 1.3 per cent.

Reflecting this modest output growth, the recovery in the U.S. labour market has also stalled. After gains of around 200,000 in three of the first four months of 2011, the pace of job creation in the U.S. has slowed sharply, to an average of just 90,000 per month through October. Private sector hiring has fared somewhat better, averaging almost 120,000 per month over the same period. As a result, U.S. payroll employment remains 4.7 per cent below its peak, while the unemployment rate is at 9.0 per cent, more than double its pre-recession trough of 4.4 per cent.

Nonetheless, private demand in the U.S. appears to be holding up, albeit at modest levels. While uncertainty surrounding the economic outlook and the U.S. fiscal situation, as well as declining equity prices, have left consumer confidence near cyclical and historical lows, other recent indicators of economic activity suggest continued growth. In particular, strong retail sales point to ongoing consumer spending growth while solid increases in production of machinery and equipment (M&E) suggest further strength in business investment (Chart 2.3).

Overall, momentum in the U.S. economy heading into the second half of the year remains moderate, with third-quarter growth accelerating from the first-half slowdown to 2.5 per cent. Third-quarter growth was boosted by a rebound in consumer spending growth to 2.4 per cent, while business investment growth accelerated to over 16 per cent. However, the ongoing drag from U.S. housing market weakness and continued high household debt, together with uncertainty over the U.S. fiscal situation, continues to weigh on consumer and business confidence, which may cause a “wait and see” approach to spending on the part of households and businesses.

As a result, private sector economists have revised down their outlooks for U.S. real GDP growth significantly since Budget 2011. Private sector economists expect growth of 1.6 per cent for 2011 and 2.0 per cent in 2012, down from 3.1 per cent growth expected in both years in the budget (Chart 2.4).

In emerging and developing economies, the pace of economic activity has also slowed somewhat but remains strong. In China, the trade sector has held up reasonably well despite slower growth in advanced economies, which has helped support economic activity. Overall, economic growth in China remains robust, with real GDP rising 9.5 per cent in the third quarter of 2011 after increasing by 10.0 per cent in the second quarter.

Reflecting slower-than-anticipated global growth during the first half of this year, the IMF has downgraded its outlook for the global economy. The IMF expects global economic growth of 4.0 per cent in both 2011 and 2012, down from expectations of 4.4 per cent and 4.5 per cent, respectively, in the April 2011 World Economic Outlook. This downward revision comes largely through lower growth expectations for advanced economies, which the IMF expects to expand by just 1.6 per cent in 2011 and 1.9 per cent in 2012, nearly a percentage point slower in both years than anticipated in April. The IMF expects emerging economies to be less affected, with growth expected to remain relatively strong, in spite of the dampening impacts on growth of capacity constraints, policy tightening and slowing foreign demand.

Financial Market Developments

Economic weakness, along with the negative impacts of uncertainty over fiscal sustainability in some countries, has been most keenly felt in financial markets. European financial institutions have also come under pressure, reflecting their exposure to the sovereign debt of a number of European countries, in particular Greece, Ireland and Portugal, which has resulted in sharp declines in equity values and indications of re-emerging interbank lending pressures.

Further, the debt ceiling impasse in the U.S. last July resulted in sharp declines in equity values globally and a generalized flight to less risky assets. Even when the debt ceiling was ultimately raised on August 1, markets continued to fall sharply in anticipation of the possibility of a credit downgrade of U.S. sovereign debt, which was realized on August 5 when one of the three major credit rating agencies, Standard and Poor’s, lowered its U.S. debt rating from AAA to AA+.

As a result of the turbulence in Europe and the U.S. and fears of weaker global growth ahead, major stock markets lost between 15 and 25 per cent of their value between late July and early October, before improving somewhat in the following weeks. Markets continued to rise briefly in the wake of the October 26 announcement from Euro zone authorities of measures to begin to address fiscal and banking concerns in the region, but have since retreated and continue to exhibit a high degree of volatility (Chart 2.5).

Commodity Prices

As with equity prices, weaker economic growth prospects, combined with growing investor uncertainty and a general flight from risk, have resulted in sharply lower commodity prices. West Texas Intermediate (WTI) crude oil prices, which had been boosted by political events in the Middle East and North Africa region to over US$110 per barrel earlier this year, declined sharply along with equity prices. As a result, oil prices remain down more than 5 per cent since the 2011 budget, despite some recent improvement, with most other commodity classes also posting declines (Chart 2.6). Conversely, a flight to quality and perceived safe-haven assets boosted precious metal prices, with gold rising to a record high in early September, before retreating somewhat over recent weeks. Average futures contracts over the two weeks ending November 4 suggest that financial markets expect WTI crude oil prices to average US$94 per barrel in 2011 and US$92 in 2012 and Henry Hub benchmark natural gas prices to average US$4.10 per MMBtu in both 2011 and 2012.

Recent Canadian Economic Developments

Canada weathered the global recession better than most other industrialized countries and is the only G-7 economy to have more than recovered both all of the output and all of the jobs lost during the recession. The most recent IMF outlook suggests that Canada, along with Germany, will continue to enjoy the strongest growth on average in the G-7 over the 2011–12 period.

Canada’s strong GDP growth has been reflected in a robust labour market performance to date, with almost 600,000 more Canadians working today than in July 2009—the strongest employment growth in the G-7. Canada’s labour market recovery has been strong and widespread, with all regions posting job gains over the recovery. Furthermore, close to 9 in 10 jobs created since July 2009 have been full-time positions and in high-wage industries, with three-quarters in the private sector (Chart 2.7).

The recovery in employment in Canada contrasts sharply with developments in the U.S., where employment remains significantly below pre-recession levels (Chart 2.8). As a result, the Canadian unemployment rate has fallen to 1.7 percentage points below that of the United States and has been below the U.S. unemployment rate since October 2008. This phenomenon has not been seen in three decades. When Canadian unemployment is measured on the same basis as in the U.S., the unemployment rate gap between the two countries increases to 2.5 percentage points.2

However, employment dropped in October, largely offsetting the strong gain posted one month earlier. Consequently, employment in Canada is almost unchanged since July 2011. The pause in job growth since the middle of the year is consistent with the deterioration of the global economic situation. To provide support to Canadian workers, in this Update the Government is reducing the maximum potential increase in EI premiums for 2012 from 10 cents to 5 cents per $100 of insurable earnings, and is providing an additional extension of up to 16 weeks for active, recently terminated or new work-sharing agreements until October 2012. The Government is prepared to respond in a flexible and measured manner to support jobs and growth, if the economic situation deteriorates further.

[2]

Conceptual differences boost the Canadian unemployment rate relative to the U.S. rate. In particular, Statistics Canada considers as unemployed those passively looking for work (e.g. reading want ads) as well as those who will begin work in the near future, while the U.S. Bureau of Labor Statistics does not include either group in its unemployment calculations. In addition, the Canadian methodology includes 15- year-olds (who have a higher-than- average unemployment rate), while the U.S. does not.

Real economic output in Canada expanded for seven consecutive quarters, from the end of the recession in the third quarter of 2009 to the first quarter of 2011 (Chart 2.9). However, growth paused in the second quarter, as weaker growth in the major advanced economies, particularly the United States, and the high value of the Canadian dollar contributed to a sharp decline in exports. Moreover, Canadian exports were further dampened in the second quarter by temporary factors, including supply disruptions related to the Japanese earthquake and tsunami disasters, and interruptions in energy exports due to unexpected maintenance shutdowns and the major forest fire in the Slave Lake region. Indeed, monthly real GDP rose 0.4 per cent in July and 0.3 per cent in August, suggesting that real GDP growth strengthened in the third quarter to the 2-per-cent range, indicating that these temporary factors that restrained growth in the second quarter have unwound as expected.

In spite of global economic headwinds, Canada’s domestic economy has been resilient. Real domestic demand increased 3.0 per cent in the second quarter, led by a strong increase in private sector consumption and investment (Chart 2.10).

As a result, both real domestic demand and real GDP are significantly above pre-recession levels in Canada—the best performance in the G-7 (Chart 2.11).

The strength of the Canadian recovery has been fuelled by significant policy stimulus from Canada’s Economic Action Plan, solid economic and financial fundamentals and a sound fiscal and monetary policy framework, which have led to a strong rebound in consumer and business expenditures.

Canada’s economic performance over the 2008–2009 global economic and financial crisis underscores the value of its flexible inflation-targeting framework, together with prudent fiscal policy and a sound financial system. This framework has contributed to a stable and certain economic environment, supporting consumer and business confidence. Moreover, throughout the crisis, this framework allowed the Bank of Canada to support growth and the creation of jobs by lowering interest rates and introducing a conditional commitment to hold rates at a low level for an extended period, while maintaining well-anchored inflation expectations.

In view of the demonstrated benefits of the implementation of the flexible inflation-targeting framework, the Government of Canada and the Bank of Canada have agreed to renew the framework for the coming five years, with the inflation target continuing to be the 2 per cent mid-point of the 1 to 3 per cent inflation-control range. This commitment will ensure that Canadians will continue to benefit from low, stable and predictable inflation.

Canadian Economic Outlook

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in September 2011, and includes the views of 15 private sector economists.

The September 2011 survey of private sector economists included Bank of America Merrill Lynch, BMO Capital Markets, Caisse de dépôt et placement du Québec, CIBC World Markets, The Conference Board of Canada, Desjardins, Deutsche Bank of Canada, IHS Global Insight, Laurentian Bank Securities, National Bank Financial Group, Royal Bank of Canada, Scotiabank, TD Bank Financial Group, UBS Securities Canada, and the University of Toronto (Policy and Economic Analysis Program).

Weaker global growth, and particularly expectations of slower growth in the U.S., has led private sector economists to revise down their outlooks for real GDP growth in Canada since Budget 2011. The economists now expect growth of 2.2 per cent in 2011 and 2.1 per cent in 2012, down from expectations of 2.9 and 2.8 per cent, respectively, at the time of the budget (Table 2.1). This downward revision reflects significantly weaker-than-expected growth in the second quarter of 2011, as well as more moderate growth expected for the last half of 2011 and into the first half of 2012 (Chart 2.12). The economists expect modest growth in the 2.5-per-cent range over the medium term. As a result, the projected level of nominal GDP is now significantly lower by 2015 than the planning assumption presented in Budget 2011.

In line with expectations of slower real GDP growth, the economists have significantly lowered their interest rate projections over the entire forecast horizon. Both 3-month treasury bill rates and 10-year government bond rates are now expected to be lower by an average of about 100 basis points between 2011 and 2015, compared to the forecast presented in Budget 2011. Private sector economists expect the Canadian dollar to remain near parity with the U.S. dollar over the medium term.

The economists expect unemployment rates to remain similar to the forecast made at the time of the budget, in spite of slower growth expectations. They continue to forecast an unemployment rate of 7.5 per cent for 2011 and 7.2 per cent for 2012. They expect the unemployment rate to continue to gradually decline over the remainder of the forecast horizon and to reach 6.4 per cent by 2016.

Table 2.1

Average Private Sector Forecasts

							2011–
	2011	2012	2013	2014	2015	2016	2015

	(per cent, unless otherwise indicated)

Real GDP growth
March 2011 survey/Budget 2011	2.9	2.8	2.7	2.5	2.5	–	2.7
September 2011 survey	2.2	2.1	2.5	2.5	2.5	2.3	2.4

GDP inflation
March 2011 survey/Budget 2011	2.8	2.1	2.1	2.0	2.0	–	2.2
September 2011 survey	3.0	2.0	2.0	2.0	2.0	2.0	2.2

Nominal GDP growth
March 2011 survey/Budget 2011	5.8	5.0	4.9	4.5	4.5	–	4.9
September 2011 survey	5.3	4.1	4.5	4.5	4.5	4.3	4.6

Nominal GDP level (billions of dollars)
March 2011 survey	1,719	1,804	1,893	1,979	2,068	–	–
Budget 2011 fiscal planning assumption	1,709	1,794	1,883	1,969	2,058	–	–
September 2011 survey	1,711	1,781	1,861	1,945	2,032	2,120	–

Difference between:
September - March 2011 survey	-8	-24	-32	-34	-36	–	–
September - Budget 2011 fiscal planning assumption	2	-14	-22	-24	-26	–	–

3-month treasury bill rate
March 2011 survey/Budget 2011	1.3	2.5	3.4	3.9	4.1	–	3.1
September 2011 survey	0.9	1.2	2.0	2.9	3.5	3.7	2.1

10-year government bond rate
March 2011 survey/Budget 2011	3.5	4.0	4.6	4.8	5.0	–	4.4
September 2011 survey	2.8	2.7	3.2	3.9	4.5	4.5	3.4

Exchange rate (US cents/C$)
March 2011 survey/Budget 2011	99.7	98.8	98.1	97.4	96.5	–	98.1
September 2011 survey	101.2	102.1	102.1	98.8	97.9	98.0	100.4

Unemployment rate
March 2011 survey/Budget 2011	7.5	7.2	7.0	6.7	6.5	–	7.0
September 2011 survey	7.5	7.2	7.0	6.8	6.6	6.4	7.0

Consumer Price Index inflation
March 2011 survey/Budget 2011	2.4	2.1	2.0	2.0	2.0	–	2.1
September 2011 survey	2.9	2.0	2.0	2.0	2.0	2.0	2.2

U.S. real GDP growth
March 2011 survey/Budget 2011	3.1	3.1	3.2	3.3	3.2	–	3.2
September 2011 survey	1.6	2.0	2.4	2.9	2.9	2.8	2.4

Sources: Budget 2011; Department of Finance March 2011 and September 2011 surveys of private sector economists.

Risk Assessment and Planning Assumptions

On October 25, 2011, the Minister of Finance met with private sector economists to discuss the economic outlook in the September 2011 survey, as well as the risks surrounding the outlook. At that time, the economists agreed that the average forecast from the September survey was a reasonable basis for fiscal planning.

The economists highlighted both upside and downside risks to the outlook, largely external to the Canadian economy.

The key negative risk to the outlook identified by the economists was the possibility that there would be no firm policy response to the European sovereign debt situation, which could lead to contagion to core European countries and ultimately to global credit markets. The economists continued to assess the probability of broader contagion as relatively low, however. They also pointed to the possibility of a further slowdown in the U.S. economy, which would have clear negative implications for the Canadian economy. Over the medium term, the economists highlighted U.S. fiscal sustainability as the key downside risk.

On the domestic front, the economists raised the possibility of additional drag on the economy in the event that an external shock translated into higher unemployment rates in Canada, which could trigger deleveraging on the part of those households holding elevated levels of debt.

On the upside, they continued to see some possibility for stronger-than-anticipated global growth, particularly if European authorities were able to introduce an effective set of measures to contain the sovereign debt crisis in peripheral Europe. Indeed, since this meeting, European leaders have announced measures designed to contain and manage the crisis. However, the situation in Europe remains precarious, and the underlying problem of excessive levels of public debt remains.

The economists also identified some upside risk from the U.S., if authorities are able to steer an appropriate course between near-term support for the economy, while ensuring longer-term sustainability by introducing a credible plan to reduce budgetary deficits. This would eliminate a significant part of the uncertainty that is currently weighing on the global economy, which, in turn, would reduce volatility in financial markets and allow confidence to rise.

World prices for the major commodities produced in Canada are significant determinants of GDP inflation, and hence of nominal GDP. The level of commodity prices consistent with the average private sector forecast for GDP inflation is higher than current commodity price levels. This poses some downside risk to the level of nominal GDP projected by private sector economists, particularly in the near term (Table 2.2).

Table 2.2

Commodity Prices Consistent With the

September 2011 Private Sector Forecast for GDP Inflation

	Current Price[1]	2011	2012	2013	2014	2015	2016

Prices consistent with the September 2011 survey
Commodity price index (1997 = 100)	177	191	190	189	189	189	189
Crude oil (WTI, US$/barrel)	93	99	99	99	98	98	98
Natural gas (Henry Hub, US$/MMBtu)	3.5	4.3	4.2	4.2	4.2	4.2	4.2

Recent futures prices[1]
Crude oil (WTI, US$/barrel)		94	92	90	89	89	90
Natural gas (Henry Hub, US$/MMBtu)		4.1	4.1	4.6	5.0	5.2	5.5

1   Average of two weeks ending November 4, 2011.

In light of these risks, for fiscal planning purposes, the Government has increased the downward adjustment for risk to the private sector forecast for nominal GDP relative to the 2011 budget for 2011, 2012 and 2013. The adjustment for risk now stands at $20 billion in 2011, $30 billion in 2012, $20 billion in 2013, and $10 billion annually thereafter (Table 2.3). The fiscal outlook is presented in Chapter 3.

Table 2.3

Update 2011 Planning Assumption for Nominal GDP

	2011	2012	2013	2014	2015	2016

	(billions of dollars)
September 2011 private sector survey	1,711	1,781	1,861	1,945	2,032	2,120
Update 2011 fiscal planning assumption	1,691	1,751	1,841	1,935	2,022	2,110

Adjustment for risk	-20	-30	-20	-10	-10	-10

The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this adjustment for risk in the future.

3. FISCAL OUTLOOK

To ensure objectivity and transparency in forecasting, the economic forecast underlying the Government’s fiscal projections is based on an average of private sector economic forecasts. This process has been followed for over a decade. This Update maintains that approach.

However, as described in Table 2.3 of Chapter 2, although the September 2011 private sector survey is considered to be a reasonable basis for fiscal planning purposes, the near-term global economic outlook remains highly uncertain and, as a result, the Government has judged it appropriate to adjust downward the private sector forecast for nominal GDP. With this adjustment for risk, the revenue projections are reduced by $3.0 billion in 2011–12, $4.5 billion in 2012–13, $3.0 billion in 2013–14 and $1.5 billion in 2014–15, 2015–16 and 2016–17 (Table 3.1). The fiscal projections contain a larger adjustment for risk in each fiscal year through 2013–14, reflecting the higher prospect of downside risk over this period.

Table 3.1

Planning Assumptions for the Update of Economic and Fiscal Projections

	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17
	(billions of dollars)
Adjustment for risk to revenues	-3.0	-4.5	-3.0	-1.5	-1.5	-1.5

Changes in the Fiscal Outlook Since the 2011 Budget

Table 3.2 provides a summary of the changes in the fiscal projections between Budget 2011 and this Update of Economic and Fiscal Projections. The $33.4-billion deficit in 2010–11 was $2.8 billion lower than the $36.2-billion deficit forecast in the 2011 budget. Revenues were $1.5 billion higher than forecast, while program expenses were $1.2 billion lower than forecast.

The table indicates that the projected budgetary balance has improved in 2011–12 due to a drop in anticipated expenses and public debt charges, but has deteriorated over the remainder of the forecast horizon, mainly reflecting the downward revision to the outlook for nominal GDP.

Table 3.2

Summary of Changes in the Fiscal Outlook Since the 2011 Budget

	Projection
	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17
	(billions of dollars)
Budget 2011 budgetary balance	-36.2	-32.3	-19.4	-9.4	-0.3	4.2	n/a
Adjustment for risk		1.5	1.5	1.5	1.5	1.5

Budget 2011 budgetary balance before adjustment for risk	-36.2	-30.8	-17.9	-7.9	1.2	5.7

Economic and fiscal developments
Budgetary revenues	1.5	-3.9	-9.0	-10.3	-11.5	-11.7
Program expenses[1]	1.2	5.6	-0.1	-0.5	0.1	0.3
Public debt charges[1]	0.0	1.5	4.6	5.4	4.4	2.9
Subtotal	2.8	3.1	-4.4	-5.5	-7.0	-8.6

Policy decisions since Budget 2011
Limiting Employment Insurance premium rate increase		-0.2	-0.6	-0.6	-0.2	0.9
Temporary extension of enhancement to the Work-Sharing Program[2]			-0.01
Other		-0.1
Subtotal		-0.3	-0.6	-0.6	-0.2	0.9

2011 Update—budgetary balance before adjustment for risk	-33.4	-28.0	-22.9	-14.0	-6.0	-1.9	2.0
Adjustment for risk		-3.0	-4.5	-3.0	-1.5	-1.5	-1.5

2011 Update—budgetary balance[3]	-33.4	-31.0	-27.4	-17.0	-7.5	-3.4	0.5

Deficit reduction action plan savings target			1.0	2.0	4.0	4.0	4.0

Budgetary balance including savings targeted by the deficit reduction action plan	-33.4	-31.0	-26.4	-15.0	-3.5	0.6	4.5

Note: Totals may not add due to rounding.

[1]	A positive number implies a decrease in spending and an improvement in the budgetary balance. A negative number implies an increase in spending and a deterioration in the budgetary balance.
[2]	For greater transparency, the presentation of the measure includes an additional decimal place.
[3]	Does not include savings targeted by the deficit reduction action plan.

Nominal GDP is the broadest single measure of the tax base and its downward revision drives a significant decrease in tax revenues over the projection period. In addition, lower projected interest rates lead to a lower outlook for other revenues, although this impact is more than offset by lower public debt charges.

Program expenses are broadly in line with the Budget 2011 projections. The decrease in projected spending in 2011–12 reflects a number of factors, including a revised outlook for EI expenses, a provision for the repayment of British Columbia’s sales tax harmonization assistance payments, and the recording of enhanced veterans benefits in 2010–11, which were previously provisioned in 2011–12 in Budget 2011.

Public debt charges are considerably lower throughout the forecast horizon, reflecting lower expected interest rates. Within public debt charges, interest costs related to the Insured Mortgage Purchase Program (IMPP) are also lower as a result of lower expected interest rates (more information on the IMPP is provided in the box below).

The Insured Mortgage Purchase Program

While the Canadian financial system withstood the global financial crisis better than most, the crisis made it difficult for Canadian banks and other lenders to obtain funds from international markets at reasonable costs, which hampered their ability to provide loans to Canadian households and businesses. To soften the impact of the crisis, the Government took action through the Extraordinary Financing Framework (EFF) by making credit available to Canadian financial institutions. This helped sustain economic growth by supporting Canadian lenders’ continued capacity to extend financing to Canadian households and businesses. This support was offered on a commercial basis to protect taxpayers.

Through the Insured Mortgage Purchase Program (IMPP), the Government committed to purchase up to a total of $125 billion in insured residential mortgage pools from Canadian financial institutions to help facilitate continued lending to Canadian consumers and businesses. The program was instrumental in safeguarding Canada’s economy during a time of severe economic stress. Moreover, it had the added benefit of operating at no financial cost or additional risk to taxpayers since the mortgages were already contingent liabilities of the Government of Canada. In fact, the IMPP, which provided $69 billion in stable, long-term funding to lenders, has generated more than $1.6 billion in net revenues since its inception. By the time the program ends in 2014–2015, it will have generated an estimated $2.5 billion in net revenues that will benefit Canada’s budgetary balance.

Overall, the IMPP, together with the other measures included in the EFF, allowed Canadian households and businesses continued access to financing at a reasonable cost during the global credit crisis, which helped Canada’s economy through the crisis and emerge from it in better shape than most.

With respect to new policy decisions, to further help Canadian workers and employers overcome challenges posed by the fragility of global economic growth, the Government will reduce the maximum potential increase in EI premiums for 2012 from 10 cents to 5 cents per $100 of insurable earnings, maintaining the same maximum potential increase as in 2011. The new limit is projected to lower EI premium rates and revenues over the short to medium term, raising the overall budgetary deficit. As the current rate-setting approach is designed to balance the EI account over time, the negative impact on the budgetary balance in the short term is offset by a positive impact on the budgetary balance by the end of the projection period. Based on current economic projections, it is still expected that the EI account will return to cumulative balance by 2015.

In addition, the Government will provide an additional extension of up to 16 weeks for active, recently terminated or new work-sharing agreements until October 2012. Since Budget 2011, the Government has also provided assistance for farmers affected by flooding and excess moisture conditions in Alberta, Manitoba, Saskatchewan and Quebec.

In addition to the budgetary balance projection, Table 3.2 shows the savings targeted by the deficit reduction action plan, as well as the projected budgetary balance including these savings. The Government’s deficit reduction action plan will help ensure that the budget is balanced by 2015–16 (Chart 3.1).

Summary Statement of Transactions

Table 3.3 summarizes the Government’s financial position, including the cost of measures announced in this Update, but excluding the savings targeted by the deficit reduction action plan.

Table 3.3

Summary Statement of Transactions

		Projection
	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17
	(billions of dollars)

Budgetary revenues	237.1	243.5	251.8	268.8	285.1	298.4	310.6
Program expenses	239.6	243.0	247.4	252.5	257.6	265.3	272.4
Public debt charges	30.9	31.5	31.9	33.3	35.0	36.5	37.7
Total expenses	270.5	274.5	279.2	285.8	292.6	301.8	310.1

Budgetary balance	-33.4	-31.0	-27.4	-17.0	-7.5	-3.4	0.5
Federal debt[1]	550.3	585.2	612.7	629.7	637.2	640.6	640.0

Per cent of GDP
Budgetary revenues	14.6	14.4	14.4	14.6	14.7	14.8	14.7
Program expenses	14.7	14.4	14.1	13.7	13.3	13.1	12.9
Public debt charges	1.9	1.9	1.8	1.8	1.8	1.8	1.8
Budgetary balance	-2.1	-1.8	-1.6	-0.9	-0.4	-0.2	0.0
Federal debt	33.9	34.6	35.0	34.2	32.9	31.7	30.3

Note: Totals may not add due to rounding.

[1]

The projected level of federal debt for 2011–12 includes an estimate of other comprehensive income, as well as estimated transitional adjustments related to enterprise Crown corporations’ adoption of International Financial Reporting Standards.

As a result of the Government’s prudent fiscal management, and excluding the savings targeted by the deficit reduction action plan, the deficit is projected to decline by 90 per cent from 2010–11 to 2015–16 (from $33.4 billion in 2010–11 to $3.4 billion in 2015–16). As a percentage of GDP, the budgetary deficit is projected to decline from 2.1 per cent in 2010–11 to 0.2 per cent in 2015–16. The savings targeted by the deficit reduction action plan, which aims to produce at least $4 billion in ongoing annual budgetary savings by 2014–15, will allow the Government to return to budgetary balance by 2015–16.

The federal debt-to-GDP ratio (accumulated deficit) stood at 33.9 per cent in 2010–11, less than half of its peak of 68.4 per cent in 1995–96. The debt ratio is projected to fall to 30.3 per cent in 2016–17, close to its recent low of 29.0 per cent in 2008–09. This will help to ensure that Canada meets its G-20 targets to halve deficits by 2013 and stabilize or reduce total government debt-to-GDP ratios by 2016, agreed to by G-20 leaders at their summit in Toronto in June 2010, well ahead of schedule.

Outlook for Budgetary Revenues

Table 3.4

The Revenue Outlook

		Projection
	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17
	(billions of dollars)
Income taxes
Personal income tax	113.5	119.5	124.4	133.1	142.1	149.2	156.3
Corporate income tax	30.0	30.5	30.4	33.0	35.0	36.1	37.9
Non-resident income tax	5.1	5.4	5.7	6.3	6.7	7.1	7.4

Total income tax	148.6	155.5	160.5	172.4	183.7	192.4	201.7

Excise taxes/duties
Goods and Services Tax	28.4	29.0	30.3	32.0	33.9	35.5	37.3
Customs import duties	3.5	3.8	4.0	4.2	4.5	4.8	5.1
Other excise taxes/duties	11.0	10.8	10.7	10.6	10.5	10.5	10.7

Total excise taxes/duties	42.9	43.6	44.9	46.8	48.9	50.9	53.1
Total tax revenues	191.5	199.1	205.5	219.2	232.6	243.3	254.7
Employment Insurance premium revenues	17.5	18.7	20.2	22.0	23.7	24.5	24.0
Other revenues	28.1	25.7	26.2	27.6	28.8	30.5	31.9

Total budgetary revenues	237.1	243.5	251.8	268.8	285.1	298.4	310.6

Per cent of GDP
Personal income tax	7.0	7.1	7.1	7.2	7.3	7.4	7.4
Corporate income tax	1.8	1.8	1.7	1.8	1.8	1.8	1.8
Goods and Services Tax	1.7	1.7	1.7	1.7	1.7	1.8	1.8

Total tax revenues	11.8	11.8	11.7	11.9	12.0	12.0	12.1
Employment Insurance premium revenues	1.1	1.1	1.2	1.2	1.2	1.2	1.1
Other revenues	1.7	1.5	1.5	1.5	1.5	1.5	1.5

Total budgetary revenues	14.6	14.4	14.4	14.6	14.7	14.8	14.7

Note: Totals may not add due to rounding

Table 3.4 sets out the Government’s projection for budgetary revenues after the adjustment for risk, which for planning purposes is applied to tax revenues and other revenues. Revenues are expected to increase by 2.7 per cent in 2011–12. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 5.0 per cent.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $6.1 billion, or 5.4 per cent, to $119.5 billion in 2011–12. Over the remainder of the projection period, personal income tax revenues increase somewhat faster than growth in GDP, averaging 5.5 per cent annual growth, reflecting the progressive nature of the income tax system combined with real income gains.

Corporate income tax revenues are projected to increase by 1.9 per cent to $30.5 billion in 2011–12. Over the remainder of the projection period, corporate income tax revenues are projected to grow by 24 per cent, largely in line with projected profit growth.

Non-resident income tax revenues are projected to grow at an average rate of 6.4 per cent over the forecast horizon, broadly reflecting growth in corporate profits.

Goods and Services Tax (GST) revenues are projected to grow by 2.3 per cent in 2011–12 based on projected growth in taxable consumption and year-to-date results. Annual growth in GST revenues is projected to average 5.2 per cent over the remainder of the projection period, in line with growth in taxable consumption.

Customs import duties are projected to increase by $0.3 billion, or 8.7 per cent, in 2011–12, reflecting year-to-date results and the duty remission framework for certain imported ships announced on October 1, 2010 that lowered 2010–11 revenues. Over the remainder of the projection period, annual growth in customs import duties is projected to average 5.9 per cent, in line with projected growth in imports. Based on year-to-date results, other excise taxes and duties are projected to be $10.8 billion in 2011–12 and remain close to that level over the remainder of the projection period.

EI premium revenues are projected to grow by 6.9 per cent in 2011–12. This forecast reflects growth in insurable earnings and the announcement in this Update to limit the maximum potential increase in EI premium rates to 5 cents per $100 of insurable earnings in 2012.

Other revenues include those of consolidated Crown corporations, net income from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. These revenues are volatile, owing partly to the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated interest-bearing assets and to net gains or losses from enterprise Crown corporations. Other revenues grew $6.5 billion, or 29.8 per cent, in 2010–11 due largely to one-time factors, including lower provisions for credit losses, unrealized gains on derivatives held under the Insured Mortgage Purchase Program administered by Canada Mortgage and Housing Corporation, gains realized on the Government’s sale of common shares in General Motors, and foreign exchange gains. Given these one-time events in 2010–11, other revenues are expected to fall by $2.4 billion, or 8.5 per cent, to $25.7 billion in 2011–12. Growth in other revenues is expected to average 4.4 per cent over the remainder of the projection period, as lower interest rates and slower growth in the near term are expected to affect returns on investments and the income of Crown corporations.

Chart 3.2 shows that, after reaching a trough of 14.3 per cent in 2009–10 due to the impact of the recession, revenues as a share of GDP rose to 14.6 per cent in 2010–11. The revenue ratio is projected to fall to 14.4 per cent in 2011–12 and 2012–13, largely due to the impacts on other revenues of one-time events which boosted 2010–11 results and lower expected interest rates. Revenues as a share of GDP are projected to increase in the outer years of the projection period as the economy strengthens, rising to 14.7 per cent in 2016–17, but remain well below the 2007–08 level of 15.8 per cent.

Outlook for Program Expenses

Table 3.5

The Program Expenses Outlook

				Projection

	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17
			(billions of dollars)

Major transfers to persons
Elderly benefits	35.6	37.8	40.2	42.4	44.8	47.2	49.9
Employment Insurance benefits[1]	19.9	18.1	18.5	18.6	18.8	19.1	19.4
Children’s benefits	12.7	12.9	13.2	13.5	13.8	13.8	14.0

Total	68.1	68.8	71.9	74.6	77.3	80.1	83.2

Major transfers to other levels of government
Support for health and other social programs	37.2	38.7	40.7	42.7	44.7	47.0	49.4
Fiscal arrangements[2]	16.4	16.9	17.8	18.7	19.4	20.2	21.1
Canada’s cities and communities	1.8	2.3	2.0	2.0	2.0	2.0	2.0
Other transfers[3]	0.7	2.2	0.3	0.2	0.2	0.2	0.1
Alternative Payments for Standing Programs	-3.1	-3.2	-3.3	-3.5	-3.7	-3.9	-4.1

Total	53.0	56.9	57.5	60.2	62.7	65.5	68.5

Direct program expenses
Transfer payments	36.8	35.7	34.9	32.7	30.6	30.5	30.5
Capital amortization	4.4	4.6	4.9	5.1	5.3	5.5	5.6
Other operating expenses	22.5	23.0	24.2	25.0	25.4	26.1	26.2
Operating expenses subject to freeze	54.7	54.0	54.0	55.0	56.2	57.5	58.4

Total	118.5	117.4	118.0	117.8	117.6	119.6	120.7

Total program expenses	239.6	243.0	247.4	252.5	257.6	265.3	272.4

Per cent of GDP
Major transfers to persons	4.2	4.1	4.1	4.1	4.0	4.0	3.9
Major transfers to other levels of government	3.3	3.4	3.3	3.3	3.2	3.2	3.2
Direct program expenses	7.3	6.9	6.7	6.4	6.1	5.9	5.7

Total program expenses	14.7	14.4	14.1	13.7	13.3	13.1	12.9

Note: Totals may not add due to rounding

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. Remaining EI costs relate mainly to administration.

[2]	Fiscal arrangements include equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.
[3]

Other major transfers to other levels of government include transitional payments, transfer protection payments in 2010–11 and 2011–12, payments under the 2005 Offshore Accords, a provision in 2011–12 in support of the Memorandum of Agreement between the Government of Canada and the Government of Quebec regarding sales tax harmonization, and a provision in 2011–12 for the receipt of $1.6 billion to account for the repayment by British Columbia of the transitional assistance it received from the Government of Canada for sales tax harmonization.

Table 3.5 sets out the main components of program expenses: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major transfers to persons consist of elderly, EI and children’s benefits.

•

Growth in benefits for seniors, which include Old Age Security and the Guaranteed Income Supplement, is expected to average almost 6 per cent annually over the planning period due to an increase in the population of seniors, the changing demographic profile of seniors and consumer price inflation, to which benefits are fully indexed.

•

EI benefits are projected to decrease by 9.0 per cent to $18.1 billion in 2011–12 based on year-to-date results and the labour market outlook for the rest of the year. EI benefits are projected to increase by 2.4 per cent in 2012–13, largely reflecting higher average weekly benefits. Over the remainder of the projection period, EI benefits are projected to grow slowly, averaging 1.3 per cent annually, despite the falling unemployment rate, due to projected increases in the average benefits paid to EI recipients.

•

Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, are projected to grow moderately in the medium term due to youth population growth and the indexation of the Canada Child Tax Benefit.

The Government has committed to not cut transfers to persons, other levels of government, equalization, and the gas tax transfer to municipalities. The Government has also committed to maintain growth in health transfers at 6 per cent through 2015–16. Projected transfer growth rates beyond these commitments are for planning purposes only and will be finalized in the context of transfer renewal.

Other major transfers to other levels of government include a $2.2-billion provision in 2011–12 in support of the Memorandum of Agreement between the Government of Canada and the Government of Quebec, signed on September 30, 2011, regarding sales tax harmonization; transfer protection payments; and transitional payments to Newfoundland and Labrador under the 2005 Offshore Accord.

Additionally, in light of the Government of British Columbia’s decision to reintroduce its former provincial sales tax, given the provincial referendum results of August 26, 2011, a provision for the receipt of $1.6 billion in 2011–12 has been made to account for the repayment by British Columbia of the transitional assistance it received from the Government of Canada.

Close to half of program spending consists of direct program expenses. Direct program expenses include expenses of National Defence and other departments, expenses of Crown corporations, transfers administered by departments for, among other purposes, farm income support, natural resource royalties paid to provinces, and student financial assistance. The projection for direct program expenses reflects initiatives taken since Budget 2011, but does not include the impact of the deficit reduction action plan, which will be recorded in Budget 2012.

Within direct program expenses, transfers administered by departments are projected to decline steadily over the projection period. This reflects the wind-down of the Economic Action Plan, the termination of transfers to provinces following the expiry of the Canada-U.S. Softwood Lumber Agreement in 2013–14, and a reduction of activity under the Building Canada Fund.

Amounts for capital expenses are presented on an accrual basis. The amount of capital amortization is expected to increase modestly over the next five years as a result of new investments and upgrades to existing capital.

Other operating expenses include costs for employee pensions and other benefits, non-wage expenses of National Defence and accrual amounts for items such as the allowance for bad debt.

Expenses subject to the operating freeze include the wages and salaries of federal employees, professional services contracts, telecommunications, leases, utilities (heat and electricity), materials and supplies. The projection for these expenses does not reflect the deficit reduction action plan, which will place a particular emphasis on generating savings from operating expenses. The decline in these operating expenses between 2010–11 and 2011–12 is related in part to the expiry of measures under Canada’s Economic Action Plan. The growth in spending in the outer years of the forecast horizon reflects expected cost pressures related to essential services.

Program expenses as a share of GDP decline in all years of the forecast horizon, reflecting the wind-down of the Economic Action Plan and the targeted savings measures announced in Budget 2010 and Budget 2011. As a share of GDP, program expenses are projected to decline from 14.7 per cent in 2010–11 to 12.9 per cent in 2016–17, which would be in line with spending ratios in the 2006–07 to 2008–09 period (Chart 3.3).

Risks to the Fiscal Projections

Risks to the economic outlook are the greatest source of uncertainty to the fiscal projections. To help quantify these risks, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Beyond the economic outlook, there remain upside and downside risks associated with the fiscal projections, as several key drivers of the fiscal outlook are not directly linked to economic variables (such as the relationship between personal income taxes and personal income or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament).

Sensitivity of the Budgetary Balance to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation.

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components.

Table 3.6

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real

GDP Growth on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5
	(billions of dollars)

Federal revenues
Tax revenues
Personal income tax	-1.9	-2.0	-2.2
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.3	-0.3	-0.4
Other	-0.2	-0.2	-0.3
Total tax revenues	-2.8	-2.9	-3.3
Employment Insurance premiums	-0.1	-0.1	1.1
Other revenues	0.0	0.0	0.0
Total budgetary revenues	-2.9	-3.1	-2.2

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.8	0.8	0.9
Children’s benefits	0.0	0.0	0.0
Total	0.8	0.8	0.9
Other program expenses	0.0	0.0	-0.2
Public debt charges	0.0	0.1	0.4
Total expenses	0.8	0.9	1.1

Budgetary balance	-3.7	-3.9	-3.3

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth reduces the budgetary balance by $3.7 billion in the first year, $3.9 billion in the second year and $3.3 billion in the fifth year (Table 3.6).

•

Tax revenues from all sources fall by a total of $2.8 billion in the first year and by $2.9 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues decrease in the early years as employment and wages and salaries fall before increasing at the end of the period, when the premium rate is raised to recoup the cost of higher benefit payments and return the EI operating account to balance.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance).

Table 3.7

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in

GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5
		(billions of dollars)

Federal revenues
Tax revenues
Personal income tax	-1.9	-1.5	-1.5
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.3	-0.3	-0.4
Other	-0.2	-0.2	-0.3

Total tax revenues	-2.8	-2.5	-2.6
Employment Insurance premiums	-0.1	-0.2	0.1
Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-3.0	-2.7	-2.6

Federal expenses
Major transfers to persons
Elderly benefits	-0.2	-0.4	-0.5
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	-0.1	-0.1	-0.1

Total	-0.4	-0.6	-0.7
Other program expenses	-0.4	-0.4	-0.8
Public debt charges	-0.4	0.0	0.2

Total expenses	-1.2	-1.0	-1.4

Budgetary balance	-1.8	-1.8	-1.2

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $1.8 billion in the first year, $1.8 billion in the second year and $1.2 billion in the fifth year (Table 3.7).

•

Lower prices result in lower nominal income and, as a result, personal income tax, corporate income tax and GST revenues all decrease, reflecting declines in the underlying nominal tax bases. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•

EI premium revenues decrease marginally in the early years in response to lower earnings, but are higher at the end of the period as, consistent with the principle of breaking even over time, the EI premium rate adjusts to return the EI operating account to balance. Unlike the real GDP shock, EI benefits do not rise since unemployment is unaffected by price changes.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, as well as federal wage and non-wage expenses. Payments under these programs are smaller if inflation is lower. Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table 3.8

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates

on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5
	(billions of dollars)
Federal revenues	1.1	1.5	2.0
Federal expenses	1.9	3.0	4.2

Budgetary balance	-0.8	-1.5	-2.3

Note: Totals may not add due to rounding.

An increase in interest rates decreases the budgetary balance by $0.8 billion in the first year, $1.5 billion in the second year and $2.3 billion in the fifth year (Table 3.8). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues.

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